Exhibit 8.1

Significant Subsidiaries of Ozon Holdings PLC

The table below presents the names of significant subsidiaries of Ozon Holdings PLC (the “Company”) and their jurisdiction of incorporation. All of these significant subsidiaries are wholly owned by the Company.

Legal Name of Significant Subsidiary	Jurisdiction of Incorporation
Internet Solutions LLC	Russia
Ozon Technologies LLC	Russia
O-courier LLC	Russia
Ozon Holding LLC	Russia